04 JAN 12 AM 7:21

Nintendo

Nintendo Co., Ltd.
11-1 Kamitoba Hokotate-cho
Minami-ku, Kyoto 601-8501
JAPAN
Phone: 81-75-662-9614
Fax: 81-75-662-9615

04012007

January 7, 2004

By International Courier
Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N. W. (Mail Stop 3-2)
Washington, D.C. 20549

SUPPL

Re: Nintendo Co., Ltd.
Materials pursuant to Rule 12g3-2(b) Exemption
File Number 82-2544

PROCESSED
JAN 21 2004
THOMSON
FINANCIAL

Dear Ladies and Gentlemen:

Enclosed please find the following documents of Nintendo Co., Ltd. pursuant to Rule 12g3-2(b) of the Exchange Act.

- Report as to Acquisition of Shares (Summary Translation dated January 6, 2004)

In the event of any questions or requests for additional information, please do not hesitate to contact the undersigned at 011-81-75-662-9614, Andrew Bor of Perkins Coie LLP at (206) 359-8577 or Amy E. Weaver of Perkins Coie LLP at (206)359-3319.

Very truly yours,

NINTENDO CO., LTD.

Kenichi Sugimoto
Enclosure

dlw 1/13

(Summary Translation)
File Number: 82-2544

January 6, 2004

To Kanto Finance Bureau

Nintendo Co., Ltd.
Satoru Iwata
President

Report as to Acquisition of its own Shares by the Company

Authorization given at the Shareholders' Meeting on June 27, 2003

- Number of total shares to be acquired: 14 million shares (maximum)
- Total amount for the share acquisitions: 110 billion yen (maximum)

Actual Acquisitions:

Acquisition term: December 1, 2003 through December 31, 2003
Number of shares acquired: None
Acquisition amount: N/A

As of December 31, 2003:

Total number of shares outstanding:	141,669,000 shares
Number of treasury stocks owned:	7,950,800 shares